TASEKO MINES LIMITED

1020 - 800 WEST PENDER STREET
VANCOUVER, BC CANADA V6C 2V6
TEL (604) 684 - 6365 FAX (604) 684 - 8092
1 800 667 - 2114

March 11, 2005

Dear Shareholder:

On behalf of the Board of Directors, I am pleased to report on the accomplishments by the Company over the past year. Attached is a copy of proxy materials, providing information regarding the business to be covered at the Annual General Meeting to be held on Tuesday, April 5, 2005. Management values your input to the annual shareholders’ meeting, so please review the materials and return your proxy in accordance with the instructions. If you have any questions about this procedure, please call me or anyone in our Investor Services department.

In October 2004, Taseko reached its goal of becoming a copper producer. Restart of the 35,000 tonnes per day Gibraltar mine was the culmination of six years of preparation and planning. It is the first in a series of steps laid out in the Company’s strategic plan.

Planning for re-start at Gibraltar began in late 2003 with scoping studies to define capital and operating costs. A 12-member team of senior management and technical staff that had overseen care and maintenance activities over the past six years was also in place to re-establish operations, including procuring manpower and equipment, scheduling work programs, assessing logistical requirements for rail and port, and negotiating smelting and refining arrangements for the Gibraltar concentrates.

Taseko completed financings to fund the capital costs for restart. Purchase of certain mining equipment, however, was also deemed essential to longer-term cost effectiveness of the operation. Management pursued and was successful in developing a joint venture with Ledcor Mining Ltd., to finance the purchase of this key equipment, ensuring that the mine could re-start in the rising copper market in late 2004. Ledcor assisted with lease financing for the equipment and as well as providing personnel and expertise to re-commission and operate the mine.

Work on the ground began in May 2004, involving refurbishing mine equipment, followed by preproduction stripping at the Pollyanna deposit. In July, maintenance and upgrades of water and power infrastructure, the crushing plant and the copper circuit in the mill got underway. Although it was expected that these activities would take six months, they were largely completed in four. Mill operations began in October, and by the end of the December, the copper circuit had almost reached planned capacity. Commissioning of the molybdenum circuit began in December. Extreme cold weather in January has affected mining and milling operations, and as a result, the planned monthly production for January was not met, however we expect to fully operation on all fronts and on budget within the first calendar quarter of 2005.

Taseko is committed to further improvements over the long term, such as construction of an on-site copper refinery, a facility utilizing a hydrometallurgical process that would eliminate the cost and the environmental impacts of transporting concentrate to and having it treated by smelters, in other parts of the world. Studies done by Taseko and Cominco Engineering in 2001 demonstrated that on on-site refinery would reduce operating costs by about US$0.20 per pound of copper produced, with the added benefit of production of cathode or pure copper at the mine site.

In addition to reduced operating costs for Gibraltar, the presence of the refinery in a centralized location would also provide opportunities for the development of other mineral resource prospects in British

Columbia, as well as ancillary downstream manufacturing facilities. Attention to these important factors will allow the Company to optimize the resources at Gibraltar and, once the mine has reached full capacity, a key management objective is the consideration of developing such a facility at the site.

We would like to acknowledge the patience and support of our shareholders over the past six years. Now that Gibraltar is well along the road to full operation, our workers, local communities and shareholders can reap the benefits from the years of patience and hard work.

The upcoming shareholders’ meeting is an opportunity to share our plans for the next year with you, and to respond to your comments and questions. I look forward to seeing you at the meeting.

On behalf of the Board of Directors,

TASEKO MINES LIMITED

/s/ “Ronald W. Thiessen”

Ronald W. Thiessen
President, Chief Executive Officer and Director